SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               Amendment No. 1

                                    FORM S-6

   For  Registration  Under  the  Securities  Act  of 1933 of Securities of Unit
                 Investment Trusts Registered on Form N-8B-2

A. Exact Name of Trust:                        FT 7025

B. Name of Depositor:                          FIRST TRUST PORTFOLIOS L.P.

C. Complete Address of Depositor's             120 East Liberty Drive
   Principal Executive Offices:                Suite 400
                                               Wheaton, Illinois 60187

D. Name and Complete Address of
   Agents for Service:                         FIRST TRUST PORTFOLIOS L.P.
                                               Attention:  James A. Bowen
                                               Suite 400
                                               120 East Liberty Drive
                                               Wheaton, Illinois 60187

                                               CHAPMAN AND CUTLER LLP
                                               Attention:  Eric F. Fess
                                               111 West Monroe Street
                                               Chicago, Illinois 60603
E. Title and Amount of
   Securities Being Registered:                An indefinite number of Units
                                               pursuant to Rule 24f-2
                                               promulgated under the
                                               Investment Company Act of 1940,
                                               as amended.

F. Approximate Date of Proposed
   Sale to the Public:                         ____ Check if it is proposed
                                               that this filing will become
                                               effective on _____ at ____ p.m.
                                               pursuant to Rule 487.


      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 Preliminary Prospectus Dated October 20, 2017

                                    FT 7025

10,000 Units                                         (A Unit Investment Trust)


      The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series.

      A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. (Incorporated herein by reference is the final prospectus for FT 6902 (Registration No. 333-219459) as filed August 14, 2017 which shall be used as the preliminary prospectus for the current series of the Fund.)


                                   MEMORANDUM

                                 Re: FT 7025


      The only difference of consequence (except as described below) between FT 6902 which is the current fund, and FT 7025, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.

                                    1940 ACT

                             FORMS N-8A AND N-8B-2

      These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.

                                    1933 ACT

                                   PROSPECTUS

      The only significant changes in the Prospectus from the FT 6902 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.


                       CONTENTS OF REGISTRATION STATEMENT

ITEM A  Bonding Arrangements of Depositor:

            First Trust Portfolios L.P. is covered by a Broker's Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

ITEM  B  This  Registration Statement on Form S-6 comprises the following papers and documents:

            The facing sheet

            The Prospectus

            The signatures

            Exhibits

                                     S-1


                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 7025 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on October 20, 2017.

                                 FT 7025
                                             (Registrant)

                                 By:      FIRST TRUST PORTFOLIOS L.P.
                                             (Depositor)


                                 By           Elizabeth H. Bull
                                              Senior Vice President


                                     S-2




      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

          Name                   Title*                        Date
          _____                  ______                        ____

   James A. Bowen       Director of  The Charger        )October 20, 2017
                        Corporation, the General        )
                        Partner  of  First Trust        )
                        Portfolios L.P.                 )Elizabeth H. Bull
                                                        )Attorney-in-Fact**





     * The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., Depositor.

     ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.

                                     S-3


                               CONSENT OF COUNSEL

      The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its respective opinion to be filed as Exhibits 3.1, 3.2 and 3.3 of the Registration Statement.

                        CONSENT OF DELOITTE & TOUCHE LLP

      The consent of Deloitte & Touche LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.

                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                                        S-4


                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator and Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1* Form of Trust Agreement for FT 7025 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT
         2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).

                                     S-5


2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1*     Opinion of counsel as to legality of securities being registered.

3.2* Opinion of counsel as to Federal income tax status of securities being registered.

3.3* Opinion of counsel as to New York (city and state) tax status of securities being registered.

4.1*     Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

___________________________________
* To be filed by amendment.






                                     S-6